

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 3, 2016

<u>Via E-mail</u>
Mr. David Jones
Chief Financial Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, NY 10018

**Re: Iconix Brand Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 30, 2016
Amendment No. 1 to Form 10-K for the Year Ended December 31, 2015
Filed April 4, 2016
File No. 001-10593**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2015</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Critical Accounting Policies</u>
<u>Variable Interest Entities, page 47</u>

1.   We note that in determining the primary beneficiary of a VIE you consider "the obligation to absorb losses or rights to receive benefits that could be significant to us." Please tell us whether you analyze significance of losses or benefits in relation to the Company or to the variable interest entity in your determination. To the extent significance of losses or benefits is analyzed relative to the VIE, please revise your disclosure in future filings to clarify your accounting policy.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2015

Consolidated Financial Statements and Financial Statement Schedule
Note 1. Summary of Significant Accounting Policies
Non-Controlling Interests / Redeemable Non-controlling Interests, page 25

2. Please expand your policy disclosure in future filings to explain the factors which cause certain non-controlling interests to be classified as redeemable.

3. You disclose the redeemable non-controlling interest amounts are accreted periodically to their estimated redemption amounts. Please clarify the meaning of the term "periodically" to clearly indicate the frequency in which you determine the estimated redemption amounts of your redeemable non-controlling interests.

4. Your balance sheet indicates that your redeemable non-controlling interests have a redemption value of $86,191 and $81,177 as of December 31, 2015 and December 31, 2014, respectively. Please tell us how you determine the redemption amounts, providing sufficient detail to understand the methods and inputs used to calculate these amounts and how your determination complies with ASC 480-10-S99.

Note 8. Earnings (Loss) Per Share, page 54

5. Please tell us how you considered your redeemable non-controlling interest in your computation of earnings per share.

Note 13. Income Taxes, page 58

6. We note your disclosure indicates that the tax liability associated with the non-controlling interest share of certain joint venture earnings is not reported in your income tax expense. Please clarify why you do not include the non-controlling interest share of income tax expense given that you consolidate these entities. Please cite the applicable authoritative literature that supports your accounting.

Note 21. Restatement of Previously Issued Financial Statements, page 65

7. Your narrative disclosure under this heading identifies various accounting matters for which you have made adjustments to restate your financial statements for the years ended December 31, 2014 and 2013. We note that these adjustments are aggregated and captured in a single adjustments column in your tabular disclosures of the restatement. To better understand the adjustments and the impacts of each of the accounting matters identified, please provide us with a similar tabular schedule that includes separate adjustment columns for each of the accounting matters you have described.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3650 with any other questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining